Filed Pursuant to Rule 424(b)(3)

File No. 333-290835

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND

SUPPLEMENT NO. 3 DATED JANUARY 22, 2026

TO THE PROSPECTUS DATED DECEMBER 5, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”), dated December 5, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows: (1) to revise certain disclosures in the Prospectus, effective immediately, as set forth below; and (2) to update the Prospectus, effective immediately, to include the Current Report on Form 8-K filed with the SEC on January 22, 2026 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

UPDATES TO THE PROSPECTUS

Appointment of Ronald Holinsky as Chief Compliance Officer, Chief Legal Officer and Corporate Secretary

On January 14, 2026, the Board appointed Ronald A. Holinsky as the Fund’s Chief Compliance Officer, Chief Legal Officer and Corporate Secretary, effective as of January 14, 2026. Mr. Holinsky replaces Kristan Gregory, who previously served as Chief Compliance Officer of the Fund, and Christopher Lund, who previously served as the Fund’s Corporate Secretary. Mr. Lund will remain in his position as the Fund’s Chief Financial Officer.

Mr. Holinsky (i) was not appointed to any of the above-referenced offices pursuant to any arrangement or understanding with any other person; (ii) does not have a family relationship with any of the Fund’s trustees or other executive officers; (iii) has not engaged, since the beginning of the Fund’s last fiscal year, and does not propose to engage, in any transaction in which the Fund was or is a participant; and (iv) has not entered into, and does not expect to enter into, any material plan, contract, arrangement, grant or award in connection with his appointment to any of the above-referenced offices.

Mr. Holinsky, 55, joined Monroe Capital in 2025. In addition to serving as the Fund’s Chief Compliance Officer, Chief Legal Officer and Corporate Secretary, Mr. Holinsky serves as Chief Compliance Officer, Chief Legal Officer and Corporate Secretary for each of Monroe Capital Corporation  (NASDAQ: MRCC), a publicly traded BDC, and Monroe Capital Income Plus Corporation, a perpetual life, privately offered BDC, both of which are affiliated with the Fund. Before joining Monroe Capital, from 2018 to 2025 Mr. Holinsky was a Senior Vice President and Chief Counsel for Lincoln National Corporation (d/b/a Lincoln Financial) (“Lincoln Financial”) and, from 2016 to 2025, served as the Chief Legal Officer for SEC-registered open-end and closed-end investment companies sponsored by Lincoln Financial. From 2010 to 2013, Mr. Holinsky served as a Vice President and Deputy General Counsel for Janney Montgomery Scott LLC. Mr. Holinsky graduated from West Virginia University with a BS in Business Administration / Finance and received his JD from the University of Baltimore School of Law.

Updated Co-Investment Exemptive Relief

On December 17, 2025, the Adviser, the Fund and certain affiliated entities received an updated form of co-investment exemptive relief from the SEC to allow certain managed funds and investment vehicles, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, to participate in negotiated co-investment transactions where doing so is consistent with regulatory requirements and other pertinent factors, and pursuant to the conditions of the exemptive relief (the “2025 Co-Investment Order”). The 2025 Co-Investment Order, which supersedes the Co-Investment Order issued to the Monroe Capital platform on January 10, 2023, is a new form of co-investment exemptive relief that adopts a more flexible requirement that allocations be “fair and equitable” to us and that the Adviser (or the applicable investment adviser) considers the interests of us and other affiliated 1940 Act-regulated funds that rely on the 2025 Co-Investment Order in allocations and which minimizes certain board approval requirements as compared to the prior form of co-investment exemptive relief in the Co-Investment Order. Under the 2025 Co-Investment Order, the terms, conditions, price, class of securities to be purchased in respect of a particular investment, the date on which such investment is to be made and any registration rights applicable thereto, must be generally the same for us and each other participating affiliated entity. The requirements of the 2025 Co-Investment Order (including any requirements for board approval thereunder), as well as other regulatory requirements associated with us and other affiliated 1940 Act-regulated funds that rely on the 2025 Co-Investment Order, potentially will impact the investment allocations among participating entities (including, for the avoidance of doubt, us) or otherwise impact allocation results. Any changes to the 2025 Co-Investment Order or the rules and other guidance promulgated by the SEC and its staff under the 1940 Act could impact allocations made available to us and thereby affect (and potentially decrease) the allocation made to us or otherwise impact the process for allocations in transactions in which we participate.

The following replaces the paragraph under “Alabama” in the “Suitability Standards” section of the Prospectus and all similar disclosure in the Prospectus:

Alabama—Alabama investors must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (b) a minimum net worth of $350,000. In addition, an Alabama investor’s aggregate investment in us and other non-traded direct participation programs shall not exceed 10% of such investor’s liquid net worth at the time of investment in this offering. This concentration limit does not apply to investments made as a result of participation in our distribution reinvestment plan or to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities.

The following replaces the suitability standards for Alabama residents in “Appendix A: Form of Subscription Agreement”:

If I am an Alabama resident, I have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (b) a minimum net worth of $350,000. In addition, my aggregate investment in Monroe Capital Enhanced Corporate Lending Fund and other non-traded direct participation programs shall not exceed 10% of my liquid net worth at the time of my investment. The foregoing concentration limit does not apply to investments made as a result of participation in Monroe Capital Enhanced Corporate Lending Fund’s distribution reinvestment plan or to an investor that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 22, 2026

Monroe Capital Enhanced Corporate Lending Fund

(Exact name of registrant as specified in its charter)

Delaware	814-01919	33-6956497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

155 North Wacker Drive, 35th Floor
Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 258-8300

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Distribution

On January 22, 2026, the Board of Trustees of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”) declared a distribution in the form of a dividend for its Class I common shares of beneficial interest (the “Shares”) in the amount of $0.20 per Share to shareholders of record as of the close of business on January 30, 2026, to be paid in cash on or about February 24, 2026.

Net Asset Value

The net asset value per Share as of December 31, 2025, as determined in accordance with valuation policies and procedures of Monroe Capital BDC Advisors, LLC, the Fund’s investment adviser, is $25.66. As of December 31, 2025, the Fund had total net asset value of approximately $101.3 million and had $99.4 million of principal debt outstanding, resulting in a debt-to-equity ratio of approximately 0.98x.

As of December 31, 2025, the Fund had no Class S common shares of beneficial interest or Class D common shares of beneficial interest outstanding.

Portfolio Update

As of December 31, 2025, the Fund had investments in 35 portfolio companies, having an aggregate fair value of approximately $191.0 million. As of December 31, 2025, 100% of the debt investments at fair value in the Fund’s portfolio were floating rate.

The weighted-average closing date annual EBITDA of the portfolio companies in the Fund’s debt investment portfolio as of December 31, 2025 was approximately $21.8 million. These calculations are based on the weighted-average last-twelve-month EBITDA (as of the initial deal closing date) for all debt investments, excluding ARR Loans. Amounts are weighted based on the fair value of each respective investment as of December 31, 2025. Amounts were derived from the most recently available portfolio company financial statements as of the initial deal closing date, have not been independently verified by the Fund, and may reflect a normalized or adjusted amount. Accordingly, the Fund makes no representation or warranty in respect of this information.

The closing date weighted average loan-to-value (“LTV”) of the portfolio companies in the Fund’s debt investment portfolio as of December 31, 2025 was approximately 35.0%. This figure includes all debt investments and represents the net ratio of LTV for each portfolio company as of the initial deal closing date, weighted based on the fair value of each respective investment as of December 31, 2025. Closing date LTV is calculated as the total net debt through each respective loan tranche divided by the estimated enterprise value of the portfolio company as of the initial closing date.

The following table shows the composition of the Fund’s investment portfolio at fair value and as percentage of the Fund’s total investments at fair value (in thousands) as of December 31, 2025:

	December 31, 2025
Fair Value:
Senior secured loans	$180,094	94.3%
Equity investments	10,939	5.7%
Total	$191,033	100.0%

The following table shows the Fund’s portfolio composition by industry at fair value and as percentage of the Fund’s total investments at fair value (in thousands) as of December 31, 2025:

	December 31, 2025
Fair Value:
Automotive	$7,474	3.9%
Banking	1,620	0.8%
Chemicals, Plastics & Rubber	6,930	3.6%
Consumer Goods: Durable	5,082	2.7%
Consumer Goods: Non-Durable	9,914	5.2%
Environmental Industries	5,032	2.6%
FIRE: Finance	7,456	3.9%
Healthcare & Pharmaceuticals	30,320	15.9%
High Tech Industries	33,003	17.3%
Media: Advertising, Printing & Publishing	8,938	4.7%
Retail	1,267	0.7%
Services: Business	45,812	24.0%
Services: Consumer	10,070	5.3%
Telecommunications	5,003	2.6%
Transportation: Cargo	13,112	6.8%
Total	$191,033	100.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Monroe Capital Enhanced Corporate Lending Fund

Date: January 22, 2026	By:	/s/ Christopher Lund
	Name:	Christopher Lund
	Title:	Chief Financial Officer